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Exhibit 99.5

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Tesma's management is responsible for the preparation and presentation of the consolidated financial statements and all information in this report to shareholders. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based upon the judgment of management. Where alternative accounting methods exist, management has selected those that it considered to be the most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this report to shareholders has been prepared by management on a basis consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Tesma.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that Tesma's assets are appropriately accounted for and adequately safeguarded.

Tesma's Audit Committee is appointed by the Board of Directors annually and is completely comprised of outside directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent Auditors' Report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders of Tesma. The Auditors' Report outlines the nature of their examination and their opinion on Tesma's consolidated financial statements. The independent auditors have full and unrestricted access to the Audit Committee.

Toronto, Canada February 3, 2003

Anthony E. Dobranowski (signed)	James L. Moulds (signed)
President and Chief Financial Officer	Vice President, Finance and Treasurer

AUDITORS' REPORT

To the Shareholders of
 Tesma International Inc.

We have audited the consolidated balance sheets of Tesma International Inc. as at December 31, 2002 and July 31, 2002 and the consolidated statements of income and retained earnings and cash flows for the five-month period ended December 31, 2002 and for each of the years in the three-year period ended July 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and July 31, 2002 and the results of its operations and its cash flows for the five-month period ended December 31, 2002 and for each of the years in the three-year period ended July 31, 2002 in accordance with Canadian generally accepted accounting principles.

As described in Note 1 to these consolidated financial statements, the Company changed its accounting policies for long-lived assets and foreign currency translation.

Toronto, Canada	Ernst & Young LLP (signed)
February 3, 2003	Chartered Accountants

CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements of Tesma International Inc. and its subsidiary entities (the Company) have been prepared in Canadian dollars following Canadian generally accepted accounting principles (Canadian GAAP). These principles are also in conformity, in all material respects, with accounting principles generally accepted in the United States (U.S. GAAP), except as described in Note 22 to the consolidated financial statements.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company. The Company accounts for its interests in jointly-controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

(c) Foreign Currency Translation

Assets and liabilities of foreign subsidiaries and investees, all of which are self-sustaining, are translated using the exchange rate in effect at the end of the year, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these foreign subsidiaries and investees are deferred as a separate component of shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's investment in these subsidiaries and investees as a result of capital transactions.

Foreign-exchange gains and losses on transactions occurring in a currency different than an operation's functional currency are reflected in income, except for gains and losses on foreign-exchange forward contracts used to hedge specific future commitments in foreign currencies. Gains or losses on these contracts are accounted for as a component of the related hedged transaction.

In December 2001, the Canadian Institute of Chartered Accountants (CICA) amended Handbook Section 1650 "Foreign Currency Translation." The most significant change under the new recommendations is the elimination of the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities that are now required to be reflected in income. In accordance with the updated standard, the Company adopted the new recommendations on a retroactive basis with restatement of prior periods. The impact of retroactively applying the new rules to the comparative years ended July 31, 2002, 2001 and 2000 was to increase (decrease) net income attributable to Class A Subordinate Voting and Class B Shares by $0.3 million,

($0.4) million, and $nil respectively, and increase (decrease) basic and diluted earnings per Class A Subordinate Voting or Class B share by $0.01, ($0.01) and $nil respectively.

(d) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash on account, bonds, demand deposits and short-term investments with original or remaining maturities of three months or less. Cost approximates fair value.

(f) Inventories

Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

(g) Capital Assets

Capital assets are recorded at historical cost, including interest capitalized on capital expenditures in progress, less related investment tax credits and government grants.

Depreciation is provided on a straight-line basis over the estimated useful lives of capital assets (including those under capital leases) at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

(h) Long-Lived Assets

Long-lived assets are assets that do not meet the definition of a current asset. In December 2002, the CICA approved and issued Handbook Section 3063, "Impairment of Long-Lived Assets" (CICA 3063), which establishes standards for the consideration and potential recognition, measurement and disclosure of an impairment in the carrying value of long-lived assets held for use. CICA 3063 is substantially harmonized with the Financial Accounting Standards Board (FASB) Standard FAS 144, which provides guidance for the same issues under U.S. GAAP.

Under CICA 3063, an impairment loss should be recognized when the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. An asset is considered to be impaired if the estimated undiscounted future cash flows attributable to the asset are less than the associated carrying amount. When an asset is impaired in accordance with the above test, an impairment loss is measured and recognized as the excess, if any, of the carrying value of the asset over the respective fair value. The Company has elected to implement the new rules earlier than the date required under the standard and adopt them on a prospective basis effective August 1, 2002.

Upon application of the new rules during the current period, an impairment loss was recognized on a long-lived group of assets as fully described in Note 6.

(i) Goodwill

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary entities over the fair value of the underlying net identifiable tangible and intangible assets arising on acquisition.

Effective August 1, 2001, the Company adopted the CICA new recommendations under Handbook Section 3062 "Goodwill and Other Intangible Assets" (CICA 3062) for goodwill and intangible assets. CICA 3062 requires non-amortization of existing and future goodwill and intangible assets that meet the criteria for indefinite life, and accordingly, the Company ceased recording goodwill amortization upon adoption of the new standard.

Instead, the Company must determine at least once annually whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit's net assets including goodwill, thus indicating impairment. Any impairments are then recorded as a separate charge against earnings and as a reduction of the carrying value of goodwill.

The Company prospectively applied these new rules, without restatement of any comparative periods. However, if retroactively applied, net income attributable to Class A Subordinate Voting and Class B Shares for the comparative years ended July 31, 2001 and July 31, 2000 would have been higher by $1.7 million and $1.6 million respectively. Similarly, basic and diluted earnings per Class A Subordinate Voting or Class B Share would each have been approximately $0.06 higher in each of these comparative years.

(j) Other Assets

Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are capitalized as deferred preproduction costs. Amortization is provided over periods up to five years from the date commercial production is achieved. No amounts were capitalized during the five-month period ended December 31, 2002 and during the year ended July 31, 2002.

The Company accounts for its investments in which it has significant influence on the equity basis.

(k) Revenue Recognition

Revenue from the sale of manufactured products is recognized when measurable, upon shipment to (or receipt by customers depending on contractual terms), and acceptance by, customers. Revenues from separately priced engineering services and tooling contracts are recognized primarily on a percentage of completion basis, but in some cases, depending upon the terms of the contract, the completed contract basis may be applied.

Revenue and cost of sales are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to the significant risks and rewards of the business. Otherwise, components of revenues and related costs are presented on a net basis.

(l) Preproduction Costs Related to Long-Term Supply Agreements

Costs incurred (net of customer subsidies) related to design and engineering, which are reimbursed as part of subsequent related parts production piece-price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred (net of customer subsidies) related to design and development costs for moulds, dies and other tools that the Company does not own (and that will be used in, and reimbursed as part of the piece-price amounts for, subsequent related parts production) are expensed as incurred, unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

(m) Government Financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are recorded as a reduction of expense at the time the eligible expenses are incurred. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

(n) Research and Development

The Company carries out various applied research and development (R&D) programs, certain of which are partially or fully funded by governments or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred. Development costs are expensed as incurred, unless they meet the criteria under generally accepted accounting principles for deferral and amortization.

(o) Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(p) Stock-Based Compensation

The Company has two stock-based compensation plans which are described in Note 12. In November 2001,the CICA issued Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" (CICA 3870). CICA 3870 requires that all stock-based awards granted to non-employees (including those granted to directors not acting in their capacity as directors) must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for valuing all stock-based compensation granted to employees and directors (acting in their capacities as directors). Specifically, the fair value method does not have to be applied to option plans where the only choice for the employee is to pay the exercise price and obtain stock. As prescribed by the new standard, the Company prospectively adopted CICA 3870 effective August 1, 2002 and applied the new rules to awards granted on or after the adoption date. The Company has elected to continue accounting for employee stock options using the intrinsic value method and to disclose proforma earnings as prescribed by the standard (see Note 12[b]). Under the intrinsic value method, compensation expense is recognized under the incentive stock option plan when stock options are granted to employees or directors and have intrinsic value at the time they are granted. Consideration paid by employees or directors on the exercise of stock options is credited to Class A Subordinate Voting Shares. The adoption of CICA 3870 had no effect on the Company's reported earnings for the five-month period ended December 31, 2002.

Compensation expense is recorded under the non-employee director share-based compensation plan as described in Note 12[c].

(q) Post-Retirement Medical Benefits

The Company provides a defined benefit post-retirement medical benefits plan covering eligible employees and retirees. The cost of post-retirement medical benefits is determined using the projected-benefit method prorated based on employment services and is expensed as employment services are rendered. Past service costs which arose upon introduction of the plan are being amortized to income over the employees' expected average remaining service lives.

(r) Earnings per Class A Subordinate Voting Share or Class B Share

Basic earnings per Class A Subordinate Voting Share or Class B Share are calculated using the weighted average number of Class A Subordinate Voting Shares outstanding during the year, plus the weighted average number of Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting Share or Class B Share are calculated using the treasury stock method for the determination of the dilutive effect of outstanding options. Under this method:

  •
  the exercise of options is assumed at the beginning of the period (or at time of issuance, if later) and Class A Subordinate Voting Shares are assumed to be issued;

  •
  the proceeds from exercise are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

  •
  the incremental number of Class A Subordinate Voting Shares (the difference between the number of Class A Subordinate Voting Shares assumed issued and assumed purchased) is included in the denominator of the diluted earnings per share computation.

CONSOLIDATED BALANCE SHEETS
INCORPORATED UNDER THE LAWS OF ONTARIO

As at	Note	December 31 2002	July 31 2002
(Canadian dollars in thousands)			(restated Note 1[c])
ASSETS
Current
Cash and cash equivalents		$211,859	$176,759
Accounts receivable	20	229,288	198,383
Inventories	4	117,511	105,829
Future tax assets	9	298	7,263
Prepaid expenses and other		12,873	12,302

		571,829	500,536
Capital assets	5,6,20,23	428,337	429,626
Goodwill	7	21,345	20,774
Other assets	6,8	7,864	8,603
Future tax assets	9	705	1,003

		$1,030,080	$960,542

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness		$72,281	$30,053
Accounts payable	20	121,666	106,316
Accrued salaries and wages	11	32,961	42,128
Other accrued liabilities	12,20	37,883	36,098
Dividends payable		5,099	—
Income taxes payable		15,022	7,448
Future tax liabilities	9	1,028	19,368
Long-term debt due within one year	10	2,822	4,420

		288,762	245,831

Long-term debt	10	74,602	75,172

Future tax liabilities	9	23,280	20,269

Shareholders' equity
Class A Subordinate Voting Shares	12	287,427	287,027
Class B Shares	12	2,583	2,583
Retained earnings		340,008	317,643
Currency translation adjustment	15	13,418	12,017

		643,436	619,270

		$1,030,080	$960,542

Commitments and contingencies (Notes 10, 14 and 21)

See accompanying notes.

On behalf of the Board:

Belinda Stronach(Signed) Director	Judson D. Whiteside(Signed) Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

		Five-month period ended December 31 2002	Years ended July 31
	Note		2002	2001	2000
(Canadian dollars in thousands, except per share and share figures.)			(restated Note 1[c])
Sales	20	$627,018	$1,341,616	$1,202,144	$1,127,785

Cost of goods sold	11,20	486,631	1,047,294	931,896	857,757
Selling, general and administrative	15,16,20	38,225	85,018	77,798	76,291
Depreciation and amortization	7	28,240	58,663	51,646	43,513
Impairment loss on long-lived assets	6	18,811	—	—	—
Affiliation fees and other charges	20	7,428	18,251	15,271	13,343
Interest, net	10,20	493	4,013	1,697	3,271

Income before income taxes		47,190	128,377	123,836	133,610
Income taxes	9	14,558	44,272	35,425	48,693

Net income attributable to Class A Subordinate Voting Shares and Class B Shares		32,632	84,105	88,411	84,917
Retained earnings, beginning of period		317,643	252,234	186,737	120,595
Dividends		(10,267)	(18,696)	(18,552)	(15,712)
Cumulative adjustment for change in accounting policies	1, 9	—	—	(3,945)	160
Surrender of stock options	12	—	—	(417)	(3,223)

Retained earnings, end of period		$340,008	$317,643	$252,234	$186,737

Earnings per Class A Subordinate Voting Share or Class B Share
Basic	13	$1.01	$2.86	$3.03	$2.95
Diluted	13	$1.00	$2.82	$2.99	$2.90

Average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the period (in thousands)
Basic	13	32,300	29,454	29,214	28,766
Diluted	13	32,513	29,829	29,558	29,322

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Five-month period ended December 31 2002	Years ended July 31
	Note		2002	2001	2000
(Canadian dollars in thousands)			(restated Note 1[c])
CASH PROVIDED FROM (USED FOR):
OPERATING ACTIVITIES
Net income		$32,632	$84,105	$88,411	$84,917
Items not involving current cash flows	18	40,828	69,397	45,588	51,747

		73,460	153,502	133,999	136,664
Net change in non-cash working capital	18	(28,709)	(9,776)	(60,473)	10,545

		44,751	143,726	73,526	147,209

INVESTING ACTIVITIES
Capital asset additions	20	(44,562)	(122,033)	(97,625)	(81,947)
Increase in other assets		(798)	(1,735)	(1,452)	(1,288)
Increased investment in subsidiaries	3	(800)	(801)	(800)	(800)
Proceeds from disposal of capital and other assets	20	2,674	1,523	425	3,065
Cash and cash equivalents acquired on additional investment in subsidiary	3	—	599	—	—

		(43,486)	(122,447)	(99,452)	(80,970)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		40,801	(18,357)	(3,407)	19,353
Issuance of Class A Subordinate Voting Shares, net of related costs	12	400	97,967	1,792	5,586
Dividends on Class A Subordinate Voting Shares and Class B Shares		(5,168)	(18,696)	(18,552)	(15,712)
Repayments of long-term debt	10	(2,643)	(5,083)	(9,750)	(7,617)
Issues of long-term debt	10	—	124	8,753	1,377
Surrender of stock options	12	—	—	(417)	(3,223)

		33,390	55,955	(21,581)	(236)

Effect of exchange rate changes on cash and cash equivalents		445	3,822	106	(1,481)

Net increase (decrease) in cash and cash equivalents during the period		35,100	81,056	(47,401)	64,522
Cash and cash equivalents, beginning of period		176,759	95,703	143,104	78,582

Cash and cash equivalents, end of period		$211,859	$176,759	$95,703	$143,104

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2.    JOINTLY-CONTROLLED ENTITIES

The consolidated financial statements include the Company's proportionate share of the combined revenues, expenses, assets and liabilities of its jointly-controlled entities as follows:

	Five-month period ended December 31 2002	Years ended July 31
Results of Operations
		2002	2001	2000
	(Canadian dollars in thousands)
Sales	$210,577	$433,149	$383,281	$385,099
Cost of goods sold, other expenses and income taxes (i)	184,159	385,855	341,805	350,395

Net income, after tax allocation	$26,418	$47,294	$41,476	$34,704

Financial Position, as at	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
ASSETS
Current assets	$165,098	$143,831
Long-term assets	47,840	51,076

Total assets	$212,938	$194,907

LIABILITIES AND EQUITY
Current liabilities	$78,356	$60,770
Other liabilities	—	150
Loans from partners and shareholders	47,089	47,089
Equity (ii)	87,493	86,898

Total liabilities and equity	$212,938	$194,907

		Years ended July 31
Statements of Cash Flows	Five-month period ended December 31 2002
		2002	2001	2000
	(Canadian dollars in thousands)
Cash provided from (used for):
Operating activities	$41,734	$62,669	$43,290	$51,676
Investing activities	(6,832)	(21,473)	(7,920)	(8,671)
Financing activities (iii)	(35,102)	(48,469)	(19,694)	(38,504)

	$(200)	$(7,273)	$15,676	$4,501

(i) The results of operations for the five-month period ended December 31, 2002 include the benefit of income tax refunds totaling $2.9 million, as outlined in Note 9(a)(i). For the year ended July 31, 2001, results of operations include the benefit of income tax refunds totaling $6.1 million.

(ii) Included in equity are undistributed earnings of $79.6 million at December 31, 2002 (July 31, 2002 — $79.0 million).

(iii) Included in cash flows from financing activities for the five-month period ended December 31, 2002 is a net cash distribution to the Company of $35.1 million (years ended July 31, 2002 — $51.5 million; 2001 — $19.7 million; 2000 — $38.5 million).

Pursuant to agreements amongst the partners of one of the jointly-controlled entities, net income is to be distributed annually to the partners and each partner is required to loan back to the entity approximately 35% of such distribution, unless otherwise determined by the management committee of the entity. No amounts were required to be loaned back during the five-month period ended December 31, 2002 or in the years ended July 31, 2002, 2001 or 2000. The management committee is responsible for overseeing and directing the operations and management of the entity and is comprised of four members of which the Company is entitled to appoint two. The repayment of this entity's partners' capital of $7.4 million at December 31, 2002 (July 31, 2002 — $7.4 million) and loans are subject to the approval of the management committee.

In another jointly-controlled entity, shareholders' loans total $31.0 million at December 31, 2002 (July 31, 2002 — $29.4 million). These loans are interest bearing at the rate of prime plus 2%, payable monthly, with principal repayment due on August 1, 2004.

3.    BUSINESS ACQUISITIONS

Acquisitions in Prior Years

In December 2001, the Company completed the acquisition of an additional 30% interest in one of its jointly-controlled entities for nominal cash consideration, increasing the Company's ownership to 75%. The transaction was accounted for using the purchase method. The net effect on the Company's balance sheet was a net decrease in working capital of $4.9 million (including cash acquired of $0.6 million), an increase in capital assets of $4.7 million, additional long-term debt acquired of $0.4 million, and an increase in goodwill of $0.6 million. Pursuant to agreements executed on the purchase, the only other remaining shareholder of the jointly-controlled entity has the option to purchase an additional 25% equity ownership interest from the Company at any time prior to August 1, 2004 at a formula price. While the option is outstanding, the Company and the remaining shareholder each retain the right to nominate one of the two directors composing the board of directors of this jointly-controlled entity.

Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $4.0 million in respect of the five-year period commencing February 1, 1998 if Sterling Heights achieves certain predetermined levels of earnings. The Company has recognized the full $4.0 million in additional purchase consideration to December 31, 2002 (July 31, 2002 — $3.2 million) as earnings have exceeded the predetermined levels in each of the five years.

Similarly, under the terms of the acquisition of Hanwha Automotive Components Corporation (HACC) in January 1999, the Company agreed to pay additional amounts, not to exceed US$2.0 million, in respect of the four-year period commencing January 1, 1999 equal to 50% of the amount that HACC's adjusted earnings exceed predetermined thresholds. No amounts have been paid or accrued throughout the four-year post-acquisition period which ended December 31, 2002.

4.    INVENTORIES

Inventories consist of:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Raw materials and supplies	$43,951	$38,295
Work-in-process	18,013	16,887
Finished goods	28,760	24,943
Tooling and engineering (i)	26,787	25,704

	$117,511	$105,829

(i) Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering service contracts in excess of billed and unbilled amounts included in accounts receivable.

5.    CAPITAL ASSETS

Capital assets consist of:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Land (i)	$30,420	$30,450
Buildings (i)	105,622	104,415
Machinery and equipment (i), (ii)	509,518	510,346
Capital expenditures in progress (iii)	64,253	60,228

	709,813	705,439

Accumulated depreciation (i), (ii), (iv)	281,476	275,813

	$428,337	$429,626

(i) As fully described in Note 6, the Company recorded a write-down in the carrying value of long-lived assets at a foreign subsidiary consisting mainly of land, buildings, and machinery and equipment. As part of the write-down, the Company recorded reductions to both the cost and accumulated depreciation balances related to these assets.

(ii) Machinery and equipment at December 31, 2002 includes $19.3 million (July 31, 2002 — $19.6 million) for assets under capital leases and accumulated depreciation includes $8.8 million at December 31, 2002 (July 31, 2002 — $8.1 million) for assets under capital leases.

(iii) Capital expenditures in progress include costs incurred to date, including deposits, for machinery and equipment, assembly lines, and facility upgrades and expansions which are still in progress or are not yet in service as at the balance sheet date. Accordingly, depreciation on these assets will commence when the assets are put into use.

(iv) Accumulated depreciation at December 31, 2002 includes $18.2 million (July 31, 2002 — $18.3 million) for buildings and $263.3 million (July 31, 2002 — $257.5 million) for machinery and equipment.

6.    LONG-LIVED ASSETS

In accordance with the new recommendations of CICA 3063 under Canadian GAAP, the Company is required to consider whether factors exist that would indicate that there is a potential impairment in the carrying value of any long-lived assets of the consolidated entity. Among other factors, current and historical operating losses and projected future losses following the launch of new business at the Company's German die-casting facility prompted the Company to initiate and complete a review for impairment of the approximate $32.2 million carrying value of capital and other long-lived assets (asset group) of this subsidiary. In the initial step of the review, the estimated future undiscounted cash flows attributable to the asset group were determined to be less than their carrying value, thus providing an indication of impairment. An impairment loss was then measured as the excess of the carrying value of the asset group over its estimated fair value.

The group of assets reviewed in this exercise consisted mainly of the machinery, equipment, land and buildings of this subsidiary. The estimated fair value of the asset group was determined primarily using a market-based approach which estimates value based on market prices in actual transactions and on asking prices for currently available assets that are in a similar state and condition. The remaining assets, for which the market approach was not possible, were valued using a cost approach which estimates value based on what a prudent investor would pay to reproduce the assets with a similar application or utility. Utilizing these approaches, the fair value of the asset group was determined to be approximately $13.4 million. As a result, the Company recorded $18.8 million as a write-down of the carrying value of the respective assets of this subsidiary to their estimated fair values and recorded an impairment loss in the five-month period ending December 31, 2002 totaling $13.2 million, net of applicable taxes. The results of this subsidiary and the associated impairment loss are included in the European Automotive segment of the Company's operations (Note 19).

7.    GOODWILL

At December 31, 2002, the Company had consolidated goodwill, recorded at carrying value, totaling $21.3 million (July 31, 2002 — $20.8 million). In the year ending July 31, 2002, the Company prospectively adopted the CICA non-amortization and impairment rules for existing goodwill and, accordingly, ceased recording amortization of goodwill effective the start of this period. In fiscal 2001, $1.7 million (fiscal 2000 — $1.6 million) of goodwill amortization was recorded.

During the five-month period ended December 31, 2002, the Company recorded an additional $0.8 million of goodwill on earnout provisions associated with prior year acquisitions as described in Note 3.

During the five-month period ended December 31, 2002, the Company assessed the fair value of the reportable segments to which the underlying goodwill is attributable and determined that no charge for impairment of goodwill was required.

8.    OTHER ASSETS

Other assets consist of:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Deferred preproduction costs (net of accumulated amortization of $5,237 [July 31, 2002 — $4,680])	$1,449	$2,006
Long-term receivables	2,674	2,228
Other	3,741	4,369

	$7,864	$8,603

9.    INCOME TAXES

(a) Rate Reconciliation

Effective August 1, 2000, the Company adopted the new recommendations of the CICA for the accounting and disclosure of income taxes. The Company adopted these recommendations prospectively without restating the financial statements of any prior periods. Accordingly, the fiscal 2000 comparative amounts presented were determined using the deferral method of accounting for income taxes.

The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
Canadian statutory income tax rate	39.0%	40.0%	42.9%	44.5%
Manufacturing and processing profits deduction	(5.4)	(6.2)	(8.2)	(8.8)

Expected income tax rate	33.6	33.8	34.7	35.7
Tax refunds on profit distributions (i)	(6.0)	—	(7.7)	—
Foreign rate differentials	(0.8)	(0.5)	0.7	0.4
Losses not tax benefited in excess of (less than) losses utilized	2.0	1.3	(0.1)	0.4
Other	2.1	(0.1)	1.0	(0.1)

Effective income tax rate	30.9%	34.5%	28.6%	36.4%

(i) During the five-month period ending December 31, 2002, the Company recognized $2.9 million in tax refunds realized by one of the Company's foreign subsidiaries as the final stage of prior-year tax-planning initiatives. In 2001, the Company recognized the full benefit of tax refunds totaling $9.4 million on dividends paid, and to be paid, out of two German subsidiaries. The refunds represented the recovery of taxes paid at higher rates in prior years through the payment of dividends before the end of calendar year 2001.

(b) Provision

The details of the income tax provision are as follows:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
Current provision
Canadian federal taxes	$18,117	$17,329	$21,744	$20,940
Canadian provincial taxes	9,673	10,750	11,926	12,528
Foreign taxes (i)	(5,599)	7,872	12,666	10,521

	$22,191	$35,951	$46,336	$43,989

Future provision (recovery)
Canadian federal taxes	$(6,579)	$4,645	$(3,153)	$2,805
Canadian provincial taxes	(3,466)	2,445	(735)	1,715
Foreign taxes (ii)	2,412	1,231	(7,023)	184

	$(7,633)	$8,321	$(10,911)	$4,704

	$14,558	$44,272	$35,425	$48,693

(i) Included in the current foreign tax provision are tax refunds received totaling $2.9 million as referred to in Note 9(a)(i).

(ii) Included in the future tax provision for foreign entities for the five-month period ended December 31, 2002 is a $5.6 million recovery on temporary differences consisting of book depreciation in excess of tax depreciation recognized as part of the write-down of certain long-lived assets to their fair value for accounting purposes as described in Note 6.

[c] Future Provision (Recovery)

Future income taxes have been provided (recovered) on temporary differences which consist of the following:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
Tax deferred income	$(7,907)	$5,383	$(1,080)	$3,763
Tax refunds on profit distributions	7,071	3,502	(9,408)	—
Book depreciation (in excess of) less than tax depreciation (Note 9[b][ii])	(6,210)	(151)	459	236
Reduction in enacted tax rates	(229)	(670)	—	—
Book amortization of deferred preproduction costs in excess of tax basis	(188)	(455)	(464)	(477)
Other	(170)	712	(418)	1,182

	$(7,633)	$8,321	$(10,911)	$4,704

[d] Future Tax Assets and Liabilities

Future tax assets and liabilities consist of the following:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Current future tax assets
Share issue costs	$298	$122
Tax refunds on profit distributions	—	7,141

	$298	$7,263

Long-term future tax assets
Share issue costs	$705	$1,003

	$705	$1,003

Current future tax liabilities
Tax deferred income (i)	$—	$16,747
Tax depreciation in excess of book depreciation	385	1,169
Net preproduction costs book value in excess of tax value	452	455
Other	191	997

	$1,028	$19,368

Long-term future tax liabilities
Tax depreciation in excess of book depreciation	$9,595	$15,217
Tax deferred income	8,741	—
Net preproduction costs book value in excess of tax value	38	227
Other	4,906	4,825

	$23,280	$20,269

Net future income tax liabilities	$23,305	$31,371

(i) Due to the Company's change in its fiscal year end to December, a new effective tax year end for the Company was triggered for the five-month period ending December 31, 2002 (the stub period). As a result, certain temporary differences reversed during this period and the Company was required to include the amounts in its taxable income for the stub period. Accordingly, the future tax liabilities associated with these differences have now been reclassified to current income taxes payable at December 31, 2002.

(e) Taxes Paid

Income taxes paid in cash were $15.9 million for the five-month period ended December 31, 2002 [years ended July 31, 2002 — $38.8 million; 2001 — $46.5 million; 2000 — $31.9 million].

(f) Loss Carryforwards

At December 31, 2002, certain subsidiaries of the Company have tax loss carryforwards, in various jurisdictions, of approximately $32.9 million. Of these losses, $28.5 million have no expiry date and $4.4 million expire between 2004 and 2009. The tax benefits of the full $32.9 million of these losses have not been recognized in the consolidated financial statements. In addition to these losses, at December 31, 2002, there are temporary differences at one of our jointly-controlled entities, totaling $4.4 million, that have not been tax benefited.

10.  DEBT

(a) Long-Term Debt

The Company's long-term debt consists of the following:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
6.22% Senior Unsecured Notes (Note 10[b])	$60,000	$60,000
Bank term debt (Note 10[c])	13,737	14,878
Obligations under capital leases (Note 10[d])	2,580	3,585
Other	1,107	1,129
	77,424	79,592

Less amounts due within one year	2,822	4,420

	$74,602	$75,172

(b) 6.22% Senior Unsecured Notes

The $60 million 6.22% Senior Unsecured Notes (the Notes) are due May 25, 2006. These Notes require the Company to maintain certain covenants.

(c) Bank Term Debt

Bank term debt consists of amounts originally denominated in the following currencies or legacy currencies:

	Final maturity	Weighted average interest rate	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Austrian schillings (i)	2003 - 2009	1.56%	$10,318	$11,191
German deutschmarks (ii)	2003 - 2007	6.71%	2,070	2,200
Other	2008	3.80%	1,349	1,487

			$13,737	$14,878

(i) Austrian Schillings

At December 31, 2002, $0.2 million (AS 2.0 million) (July 31, 2002 — $0.4 million (AS 3.1 million)) is advanced under a total line of $0.2 million [July 31, 2002 — $0.4 million]. Interest is payable at a fixed rate of 4.38%. The loan is repayable in equal semi-annual installments and matures December 31, 2003.

Under a banking arrangement which was conditional on the attainment of certain employment and capital expenditure requirements, at December 31, 2002 long-term debt of $10.1 million (AS 85 million) [July 31, 2002 — $9.7 million (AS 85 million)] has been advanced under potential lines totaling $23.7 million (AS 200 million) as conditions required for further funds under this arrangement have not been satisfied. Interest is currently payable at a fixed rate of 1.5%. The loan is repayable in equal semi-annual installments beginning July 1, 2003 and matures January 1, 2009. Effective July 1, 2003 through to maturity, interest will be payable at a fixed rate of 2.95%. A portion of the loan is collateralized by land and buildings of certain subsidiaries.

(ii) German Deutschmarks

At December 31, 2002, bank term debt of $2.1 million (DM 2.5 million) [July 31, 2002 — $2.2 million (DM 2.7 million)] is advanced under total lines of $2.1 million [July 31, 2002 — $2.2 million]. Interest is currently payable at fixed rates ranging from 5.70% to 7.32%. The principal amounts are repayable at various intervals over the next five years. This debt is collateralized by land, building and specific assets of certain subsidiaries.

(d) Obligations Under Capital Leases

Obligations under capital leases consist of amounts originally denominated in the following currencies or legacy currencies:

	Final maturity	Weighted average interest rate	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
U.S. dollars (i)	2003-2004	8.21%	$1,612	$2,516
German deutschmarks	2005	5.75%	947	1,029
Korean won	2003	12.80%	21	40

			$2,580	$3,585

(i) Interest is payable at floating rates currently ranging from 3.05% to 8.50%.

(e) Principal Repayments

Future annual principal repayments on long-term debt are estimated to be as follows for the years ending December 31:

(Canadian dollars in thousands)
2003	$2,822
2004	4,109
2005	2,556
2006	62,256
2007	2,078
Thereafter	3,603

$77,424

(f) Bank Indebtedness

(i) The Company has an unsecured $50 million operating line of credit bearing interest at variable rates per annum not exceeding the bank's prime rate of interest. At December 31, 2002, the Company had outstanding letters of credit in the amount of $0.7 million drawn under this line of credit, and $49.3 million of this line was unused and available. The related credit agreement requires the Company to maintain certain covenants. The Company also has foreign-exchange facilities in the amount of $30 million (Note 14[a]).

(ii) One of the Company's jointly-controlled entities has an unsecured $15 million operating line of credit bearing interest at variable rates per annum not exceeding the bank's prime rate of interest, all of which was unused and available at December 31, 2002. The related credit agreement provides for the maintenance of certain financial ratios. This jointly-controlled entity also has a foreign-exchange facility in the amount of US$50 million (Note 14[a]), and one of its subsidiaries has unsecured demand lines of credit totaling $4.1 million (2.5 million), all of which were unused and available at December 31, 2002. Interest is payable at a negotiated interest rate based on the European Central Bank's (the ECB) leading interest rate.

(iii) The Company has various operating lines of credit for its European subsidiaries denominated in euros, German deutschmarks and Austrian schillings totaling $43.5 million. At December 31, 2002, $38.1 million was drawn on these lines, while $5.4 million remains unused and available. Interest on the euro-denominated operating lines of credit is currently payable at negotiated interest rates based on either the Austrian Control Bank Corporation's interest rate or the Euribor, as well as floating rates based on Euribor plus a margin ranging from 0.70% to 0.75%. Interest on German deutschmark-denominated operating lines of credit is payable at interest rates negotiated based on the Euribor and the leading interest rates of the ECB. Interest on the lines of credit denominated in Austrian schillings is payable at a fixed rate of 6.4%, floating rates based on Euribor plus 0.38% and a negotiated interest rate based on the Austrian National Bank interest rate for operating lines of credit. Accounts receivable and certain assets of the related subsidiaries have been pledged as collateral under these lines of credit.

(iv) HACC has various operating lines of credit, denominated primarily in Korean won, of $41.0 million (31.4 billion won). At December 31, 2002, $35.4 million of these lines was unused and available. Interest is payable at negotiated variable rates based on prime and daily best lending rates, which are adjusted at periodic intervals, currently ranging from 6.4% to 9.4%. Certain assets of this subsidiary have been pledged as collateral under certain of these lines of credit.

(g) Interest, net

Net interest expense (income) includes:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
Interest on long-term debt	$1,782	$4,641	$4,807	$6,036
Other interest income, net — external	(1,302)	(656)	(3,223)	(2,765)
Interest expense — Magna International Inc. (Magna)	13	28	113	—

Interest, net	$493	$4,013	$1,697	$3,271

Net interest paid in cash was $1.0 million for the five-month period ended December 31, 2002 (years ended July 31, 2002 — $4.0 million; 2001 — $1.9 million; 2000 — $3.0 million).

11.  POST-RETIREMENT MEDICAL BENEFITS

The Company provides a post-retirement medical benefits plan covering eligible employees and retirees. Retirees 60 years of age and older with ten or more years of service will be eligible for benefits. In addition, existing retirees, as at the date of plan implementation who meet the above criteria are also eligible for benefits. Benefits are capped, based on years of service.

The cost of benefits earned by employees is actuarially determined using the projected benefit method prorated based on service and management's best estimate of compensation increases, retirement ages of employees, future termination levels and expected returns on plan assets.

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

		Years ended July 31
	Five-month period ended December 31 2002
		2002	2001
Discount rate	6.8%	6.8%	7.5%
Rate of compensation increase	4.0%	4.0%	4.0%

(a) Projected Benefit Obligation

The projected benefit obligation and the net amount included in accrued salaries and wages in the consolidated balance sheets is calculated as follows:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Balance, beginning of year	$2,607	$1,973
Current service costs	119	220
Interest costs on projected benefit obligation	73	141
Actuarial (gains) losses and changes in actuarial assumptions	(114)	283
Benefits paid	(4)	(10)

Unfunded obligation	2,681	2,607
Unrecognized past service costs	(1,854)	(1,902)
Unrecognized actuarial gains	308	192

Net amount recognized in the consolidated balance sheets	$1,135	$897

(b) Net Periodic Cost

The calculation of the net periodic cost is as follows:

		Years ended July 31
	Five-month period ended December 31 2002
		2002	2001
	(Canadian dollars in thousands)
Current service costs	$119	$220	$203
Interest costs on projected benefit obligation	73	141	128
Amortization of past service costs	48	117	118
Amortization of experience gains	—	(16)	(4)

	$240	$462	$445

12.  CAPITAL STOCK

(a) Class A Subordinate Voting Shares and Class B Shares

Class A Subordinate Voting Shares without par value (unlimited amount authorized) have the following attributes:

  •
  Each share is entitled to one vote per share at all meetings of shareholders; and,

  •
  Each share shall participate equally as to cash dividends with each Class B Share.

Class B Shares without par value (unlimited amount authorized) have the following attributes:

  •
  Each share is entitled to 10 votes per share at all meetings of shareholders;

  •
  Each share shall participate equally as to cash dividends with each Class A Subordinate Voting Share; and,

  •
  Each share may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consist of:

	Class A Subordinate Voting Shares		Class B Shares
	Number of shares	Consideration	Number of shares	Consideration
	(Canadian dollars in thousands, except number of shares)
Balance, July 31, 2000	14,899,779	$185,851	14,223,900	$2,583
Exercise of incentive stock options (Note 12[b])	142,600	1,792	—	—

Balance, July 31, 2001	15,042,379	187,643	14,223,900	2,583
Issuance of Class A Subordinate Voting Shares through public offering (i)	2,850,000	97,190	—	—
Exercise of incentive stock options (Note 12[b])	182,400	2,194	—	—

Balance, July 31, 2002	18,074,779	$287,027	14,223,900	$2,583
Exercise of incentive stock options (Note 12[b])	35,650	400	—	—

Balance, December 31, 2002	18,110,429	$287,427	14,223,900	$2,583

(i) On July 18, 2002, the Company completed a public offering of Class A Subordinate Voting Shares. The details of the proceeds from the offering were as follows:

(Canadian dollars in thousands, except number of shares)
Total proceeds on issue of 2,850,000 shares at $35.15	$100,178
Underwriters' fee	(4,007)
Other expenses of the issue	(398)
Tax savings in respect of the above fee and expenses	1,417

Net proceeds	$97,190

(b) Incentive Stock Option Plan

Under the Company's amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to present and future officers, directors, other full-time employees or consultants of the Company. The maximum number of shares reserved to be issued for options is 3,000,000, subject to certain adjustments. The number of unoptioned shares available to be reserved at December 31, 2002 was 10,000 (July 31, 2002 — 44,500).

All options granted are for a term not exceeding ten years from the date of grant. In general, management options vest 20% on the date of the grant and 20% on August 1 of each of the four calendar years following the grant date. However, 10,000 and 70,000 options granted to directors in the current five-month period and in fiscal 2000, respectively, vested 50% on the grant date with the remaining 50% vesting on August 1 of the following year, and 300,000 options granted to Stronach & Co. (S & Co) vested 16 2/3% on October 25, 2000 and 16 2/3% on each of the following five anniversaries of this date. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the market price of such shares at the date of the grant.

The following is a continuity schedule of the options outstanding:

	Number of options	Range of exercise price	Weighted average exercise price	Options exercisable
Balance, July 31, 2000	1,221,500	$10.50-$26.00	$18.56	693,100
Granted (i)	432,500	$26.45-$29.40	$27.35
Exercised	(142,600)	$10.50-$26.00	$12.57	(142,600)
Surrendered (iii)	(73,000)	$10.50-$26.00	$16.41	(73,000)
Cancelled	(5,000)	$26.00	$26.00	(5,000)
Vested				151,500

Balance, July 31, 2001	1,433,400	$10.50-$29.40	$21.89	624,000
Exercised	(182,400)	$10.50-$26.00	$12.03	(182,400)
Vested				240,600

Balance, July 31, 2002	1,251,000	$10.50-$29.40	$23.33	682,200
Granted	44,500	$31.74	$31.74
Exercised	(35,650)	$10.50-$26.00	$11.22	(35,650)
Expired	(10,000)	$26.00	$26.00	(10,000)
Vested				201,000

Balance, December 31, 2002	1,249,850	$10.50-$31.74	$23.96	837,550

(i) On August 31, 2000, a grant of 300,000 options to purchase Class A Subordinate Voting Shares was made to S & Co at an exercise price of $26.45 pursuant to a Consulting Services Agreement (CSA) as described in Note 20.

(ii) On June 15, 2000, 325,000 Stock Appreciation Rights (SARs) were issued to the then CEO of the Company for a cash payment equal to their intrinsic value in exchange for 325,000 stock options held by the CEO as an alternative to his stated plans to exercise these stock options and sell the acquired Class A Subordinate Voting Shares through the public markets. The SARs were issued in exchange for the underlying stock options and immediately exercised for proceeds of $5.0 million, resulting in a $3.2 million net charge to retained earnings.

(iii) On January 29, 2001, in connection with the resignation from the Company of a Vice President, the HRC Committee of the Company asked the Vice President to consider a proposal to surrender 73,000 vested stock options for the purchase of Class A Subordinate Voting Shares in exchange for a cash payment equal to their intrinsic value. This proposal was presented to the Vice President as an alternative to his stated plans to exercise 73,000 stock options and sell the acquired Class A Subordinate Voting Shares through the public markets. To effect this surrender, the HRC Committee granted 73,000 SARs in connection with the 73,000 previously issued stock options. The Vice President immediately exercised these SARs and surrendered the underlying stock options for proceeds of $0.6 million, resulting in a $0.4 million net charge to retained earnings. A portion of the proceeds on surrender was used to pay withholding taxes arising on the surrender of the stock options.

The following table summarizes the outstanding and exercisable options held by directors, officers and employees as at December 31, 2002:

	Options outstanding
	Exercise price	Number of options	Remaining contractual life	Number of options exercisable
	$10.50	80,000	2.6	80,000
	$10.50	60,000	3.6	60,000
	$17.25	65,500	5.6	65,500
	$19.00	57,000	6.6	43,500
	$21.70	10,000	4.6	10,000
	$22.50	60,000	4.6	60,000
	$26.00	440,350	7.6	277,150
	$26.45	300,000	7.6	150,000
	$29.40	132,500	7.6	79,500
	$31.74	44,500	9.6	11,900

		1,249,850		837,550

Weighted average exercise price		$23.96		$22.54

Weighted average remaining contractual life		6.8		6.4

The Company has elected to continue to measure the compensation cost related to awards of stock options using the intrinsic value-based method of accounting as permitted by CICA 3870. Under this standard, when stock options are issued to non-employees other than directors acting in their capacity as directors, the Company must record compensation expense. Options issued to directors for services provided outside of their role as directors are recorded as compensation expense by the Company.

As required under the new standard, for stock award plans not accounted for at fair-value, the Company is required to make proforma disclosures of net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share as if the fair-value method of accounting prescribed therein had been applied.

The Company estimates the fair value of stock options at the date of grant using the Black Scholes option pricing model. As prescribed in CICA 3870, the new recommendations are to be applied to awards granted on or after the date of adoption. Accordingly, the Company has estimated the fair value of the options granted in the five-month period ended December 31, 2002 using the following weighted average assumptions:

Risk-free interest rate	4.5%
Expected dividend yield	2.0%
Expected volatility	24%
Expected life of options (years)	5

The Black Scholes option valuation model used by the Company to determine fair values, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Since the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share, after valuing all stock options issued on or after the date of adoption, would have been as follows:

Five-month period ended December 31, 2002	(Canadian dollars in thousands, except per share figures)
Proforma net income attributable to Class A Subordinate Voting Shares and Class B Shares	$32,509
Proforma earnings per Class A Subordinate Voting Share or Class B Share
Basic	$1.01
Diluted	$1.00

(c) Non-Employee Director Share-Based Compensation Plan

Under this plan, established during fiscal 2000, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's shares at each allocation date. One DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs. During the five-month period ended December 31, 2002, no amounts were recorded as compensation expense (including revaluation of the DSUs to their fair values at December 31, 2002) under this plan (year ended July 31, 2002 — $0.3 million), and $0.2 million (year ended July 31, 2002 — $nil) was paid out under this plan. At December 31, 2002, there were 19,551 DSUs (July 31, 2002 — 23,185) having a total value of $0.5 million (July 31, 2002 — $0.7 million) that were issued and outstanding.

(d) Maximum Number of Shares

The following table presents the maximum number of shares that would be outstanding if all the outstanding options at December 31, 2002 were exercised:

Number of shares
Class A Subordinate Voting Shares outstanding at December 31, 2002	18,110,429
Class B Shares outstanding at December 31, 2002	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,249,850

33,584,179

13.  EARNINGS PER CLASS A SUBORDINATE VOTING SHARE OR CLASS B SHARE

The following table presents the reconciliation from the weighted average number of Class A Subordinate Voting Shares and Class B Shares outstanding to the weighted average number of these shares outstanding on a diluted basis:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the period	32,300	29,454	29,214	28,766
Effect of dilutive securities: Stock options to purchase Class A Subordinate Voting Shares	213	375	344	556

Average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the period on a diluted basis	32,513	29,829	29,558	29,322

At December 31, 2002, there were options to purchase 44,500 Class A Subordinate Voting Shares, at an exercise price of $31.74 per share, that were outstanding and not included in the computation of diluted earnings per Class A Subordinate Voting Share or Class B Share because their impact was antidilutive. All options to purchase Class A Subordinate Voting Shares outstanding at July 31, 2002 and July 31, 2001 have been considered in the computation of diluted earnings per Class A Subordinate Voting Share or Class B Share because their impact was dilutive. At July 31, 2000, there were options to purchase 478,000 Class A Subordinate Voting Shares, at an exercise price of $26.00 per share, that were outstanding and not included in the computation of diluted earnings per Class A Subordinate Voting Share or Class B Share because their impact was antidilutive.

14.  FINANCIAL INSTRUMENTS

[a] Foreign-Exchange Contracts and Other Hedging Instruments

[i] Foreign Currency Hedges

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company utilizes foreign-exchange forward contracts to manage foreign-exchange risk from its underlying customer contracts. In particular, the Company uses foreign-exchange forward contracts for the sole purpose of hedging a significant portion of its projected foreign currency inflows and outflows, consisting primarily of U.S. dollar and euro-denominated contractual commitments to deliver products to the Company's customers or buy products from the Company's suppliers in addition to other anticipated transactions expected to be settled in foreign currencies. The Company does not enter into foreign-exchange contracts for speculative purposes.

As at December 31, 2002, the Company had outstanding foreign-exchange forward contracts representing a commitment to sell approximately US$102.6 million and €43.4 million, at weighted average rates of exchange of CDN$1.56 and CDN$1.57, respectively, and to buy approximately US$76.1 million and €19.5 million at weighted average rates of exchange of CDN$1.47 and CDN$1.39, respectively. These contracts mature over the next five years as follows:

	For Canadian dollars
	US dollar amount	Weighted average rate	Euros amount	Weighted average rate
	(Amounts in millions, except rates)
2003	US$(41.6)	1.53	€(21.0)	1.55
2003	34.9	1.47	4.2	1.36
2004	(23.3)	1.55	(14.8)	1.57
2004	24.7	1.46	6.9	1.38
2005	(15.5)	1.59	(6.3)	1.59
2005	11.6	1.46	5.7	1.40
2006	(13.8)	1.60	(1.3)	1.62
2006	4.9	1.57	2.7	1.42
2007	(8.4)	1.60	—	—
2007	—	—	—	—

	US$(26.5)		€(23.9)

The fair values of foreign-exchange forward contracts represent an approximation of the amounts the Company would have paid to or received from counterparties to unwind its positions at December 31, 2002. The fair value of the Company's net benefit for all foreign-exchange forward contracts at December 31, 2002 was approximately $7.0 million (July 31, 2002 — $9.2 million). If these contracts ceased to be effective as hedges (i.e., if the related projected cash flows changed significantly), previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign-denominated cash flows would be recognized in income at the time this condition was identified.

(ii) Other Financial Instruments

The Company, through one of its jointly-controlled entities, has outstanding foreign-exchange options that require it to sell 4.6 million euros at a weighted average rate of US$0.92. The fair value of these options at December 31, 2002 is approximately $0.4 million lower than the carrying value (July 31, 2002 — $0.5 million lower). Due to the fact these options do not qualify as part of an effective hedging relationship, during the five-month period ended December 31, 2002, the Company recorded $0.4 million as a charge against earnings (year ended July 31, 2002 — $0.5 million).

To manage the electricity cost volatility that may arise since the Ontario, Canada hydroelectricity market was deregulated in May 2002, the Company entered into a contract to purchase approximately 131,000 megawatt hours (MWh) of electricity over a three-year period at a weighted average rate of $53.80 per MWh. The Company does not enter into electricity supply contracts for speculative purposes. On November 25, 2002, the Ontario government introduced proposed legislation under Bill 210, the "Electricity Pricing, Conservation and Supply Act" (The Bill) that includes a price freeze on electricity for low volume and certain designated consumers. The Bill also provides for other consumers to elect to have their electricity price determined by regulation provided they give proper notice and meet criteria prescribed by the proposed legislation. Until the regulations are formally approved and published, the Company will continue to be bound by the current supply contract that was entered into in May 2002. As a result of the recent developments and the consequential lack of liquidity in the wholesale marketplace, the mark-to-market fair value of this contract at December 31, 2002 could not be determined. At July 31, 2002, the mark-to-market fair value of this contact was not significant.

(b) Fair Value

The Company has determined the estimated values of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is required to develop these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and income taxes payable, are valued at their carrying amounts as presented in the consolidated balance sheets. The carrying values of the amounts are reasonable estimates of fair value due to the short period to maturity of these financial instruments, except for the obligation for the post-retirement medical benefits plan for which the actuarially determined obligation exceeds the carrying value by $1.5 million as described in Note 11(a).

Fair value information is not readily available for the Company's long-term monetary assets included in other assets. However, management believes the market value of these assets approximates their carrying value.

Rates currently available to the Company for long-term debt with similar terms and remaining maturities have been used to estimate the fair value of the long-term debt which approximates the carrying value for all years, except for the $60 million 6.22% Senior Unsecured Notes which have a fair value of approximately $62.8 million at December 31, 2002 (July 31, 2002 — $60.0 million).

The Company enters into foreign-exchange forward contracts to manage foreign currency risk. If the Company did not use forward contracts, its exposure to financial risks would be higher. The Company does not enter into forward contracts for speculative purposes. The fair values of foreign-exchange forward contracts represent an approximation of the amounts that the Company would have paid to or received from counterparties to unwind its positions prior to maturity. The fair value of the Company's net benefit for all foreign-exchange forward contracts, none of which is recorded, is discussed in Note 14(a).

(c) Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and foreign-exchange forward contracts with positive fair values.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

Cash and cash equivalents consist of short-term investments, including bonds, commercial paper and certified deposits with original or remaining maturities of three months or less. The Company limits its exposure to credit risk by investing in bonds and commercial paper of governments and corporations with a minimum credit rating of R1 (low) by the Dominion Bond Rating Service (DBRS) or its equivalent in the United States, and further limits the amount to be invested at this minimum credit rating level to 15% or less of the total invested in these instruments at any time. In addition, the Company deals with banks or financial institutions with a Financial Strength Rating of B+ by Moody's Investors Service or its equivalent. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign-exchange forward contracts. The Company mitigates this credit risk by generally dealing only with counterparties which are banks with a minimum credit rating of A-1 by Moody's Investment Service, and which are included on an authorized list of counterparties maintained by the Company. The Company also monitors its relative positions with each counterparty. The maximum credit risk, based on the theoretical amount, term and exchange rates, amounts to approximately $14.4 million. This risk is divided amongst five financial institutions. The Company does not anticipate non-performance by any of the counterparties to their contractual obligations.

(d) Interest Rate Risk

The following table summarizes the Company's exposure to interest rate risk as at December 31, 2002:

		Fixed interest rate maturing in
	Floating rate	1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total
	(Canadian dollars in thousands)
Financial assets
Cash	$211,859					$211,859
Accounts receivable					$229,288	229,288
Other assets	444	$135	$60		3,550	4,189
Financial liabilities
Bank indebtedness	(72,281)					(72,281)
Accounts payable and all other accrued liabilities and payables					(213,659)	(213,659)
Long-term debt	(1,613)	(2,008)	(69,592)	$(3,603)	(608)	(77,424)

	$138,409	$(1,873)	$(69,532)	$(3,603)	$18,571	$81,972

Average fixed rate of long-term debt		3.87%	5.70%	2.91%

15.  CURRENCY TRANSLATION ADJUSTMENT

The following is a continuity schedule of the currency translation adjustment account included as a separate component of shareholders' equity:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Balance, beginning of period	$12,017	$(8,436)
Realized translation (gain) loss on the reduction of the net investment in foreign operations	460	(185)
Unrealized translation adjustments	941	20,638

Balance, end of period	$13,418	$12,017

Unrealized translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of the Company's self-sustaining foreign operations, resulted in an unrealized currency translation gain of $0.9 million for the five-month period ended December 31, 2002 (year ended July 31, 2002 — gain of $20.6 million) primarily from the strengthening of the euro and Korean won against the Canadian dollar, during the period.

The translation loss of $0.5 million for the five-month period ended December 31, 2002 (year ended July 31, 2002 — gain of $0.2 million) realized on the reduction of the net investment in foreign operations was the result of dividend distributions and was recorded in selling, general and administrative expenses.

16.  FOREIGN EXCHANGE

Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

		Years ended July 31
	Five-month period ended December 31 2002
		2002	2001	2000
	(Canadian dollars in thousands)
Foreign exchange gains (losses)	$(784)	$2,218	$549	$(263)

17.  RESEARCH AND DEVELOPMENT

Gross R&D expenditures for the five-month period ended December 31, 2002 were $10.2 million (years ended July 31, 2002 — $24.4 million; 2001 — $18.9 million). These expenditures were partially funded by governments or customers in the amount of $2.7 million (years ended July 31, 2002 — $6.2 million; 2001 — $6.5 million).

18.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a) Items Not Involving Current Cash Flows

Items not involving current cash flows consist of:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
Depreciation and amortization	$28,240	$58,663	$51,646	$43,513
Impairment loss on long-lived assets (Note 6)	18,811	—	—	—
Future income taxes	(7,633)	8,321	(10,911)	4,704
Realized translation losses (gains) on the reduction of net investments in foreign operations	460	(185)	3,372	—
Net periodic cost on post-retirement medical benefits plan	240	462	445	—
Other	710	2,136	1,036	3,530

	$40,828	$69,397	$45,588	$51,747

(b) Net Change in Non-Cash Working Capital

The net change in non-cash working capital, net of foreign-exchange fluctuations, consists of:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
Accounts receivable	$(30,382)	$(24,017)	$(35,906)	$(14,385)
Inventories	(11,278)	(9,403)	(12,357)	(12,239)
Prepaid expenses and other	(565)	(1,292)	(272)	(301)
Accounts payable and other accrued liabilities	15,881	22,424	(9,363)	18,325
Accrued salaries and wages	(9,473)	4,226	1,150	12,334
Income taxes payable	7,108	(1,714)	(3,725)	6,811

	$(28,709)	$(9,776)	$(60,473)	$10,545

19.  SEGMENTED INFORMATION

(a) Operating Segments

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally, and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies, as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the consolidated financial statements, and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes, as the management of income tax expense is centralized.

The following tables show certain information with respect to operating segment disclosures:

Five-month period ended December 31, 2002	North American automotive	European automotive	Other automotive	Total
	(Canadian dollars in thousands)
Total sales	$490,392	$124,707	$21,984	$637,083
Intersegment sales	(7,326)	(2,638)	(101)	(10,065)

Sales to external customers	$483,066	$122,069	$21,883	$627,018

Depreciation and amortization (Note 7)	$20,351	$5,882	$2,007	$28,240

Interest, net	$(491)	$390	$594	$493

Income before income taxes (Note 6)	$63,370	$(16,393)	$213	$47,190

Capital assets, net (Notes 6, 20 and 23)	$310,180	$77,012	$41,145	$428,337

Capital asset additions (Note 20)	$31,386	$7,364	$5,812	$44,562

Goodwill, at carrying value (Note 7)	$20,399	$946	$—	$21,345

Year ended July 31, 2002
Total sales	$1,058,852	$253,614	$46,421	$1,358,887
Intersegment sales	(14,844)	(2,427)	—	(17,271)

Sales to external customers	$1,044,008	$251,187	$46,421	$1,341,616

Depreciation and amortization (Note 7)	$44,263	$10,060	$4,340	$58,663

Interest, net	$1,475	$840	$1,698	$4,013

Income before income taxes	$116,126	$10,496	$1,755	$128,377

Capital assets, net (Note 20)	$301,037	$90,101	$38,488	$429,626

Capital asset additions (Note 20)	$93,460	$24,537	$4,036	$122,033

Goodwill, at carrying value (Note 7)	$19,828	$946	$—	$20,774

Year ended July 31, 2001
Total sales	$948,336	$219,744	$45,564	$1,213,644
Intersegment sales	(8,725)	(2,775)	—	(11,500)

Sales to external customers	$939,611	$216,969	$45,564	$1,202,144

Depreciation and amortization (Note 7)	$39,024	$8,368	$4,254	$51,646

Interest, net	$454	$(510)	$1,753	$1,697

Income before income taxes	$103,615	$17,174	$3,047	$123,836

Capital assets, net	$250,250	$63,921	$34,837	$349,008

Capital asset additions	$80,211	$15,764	$1,650	$97,625

Goodwill, net (Note 7)	$17,870	$1,361	$—	$19,231

Year ended July 31, 2000
Total sales	$883,295	$208,830	$42,748	$1,134,873
Intersegment sales	(4,241)	(2,847)	—	(7,088)

Sales to external customers	$879,054	$205,983	$42,748	$1,127,785

Depreciation and amortization (Note 7)	$31,265	$7,760	$4,488	$43,513

Interest, net	$1,042	$(808)	$3,037	$3,271

Income before income taxes	$116,111	$14,949	$2,550	$133,610

Capital assets, net	$208,393	$55,977	$41,687	$306,057

Capital asset additions	$54,292	$21,018	$6,637	$81,947

Goodwill, net (Note 7)	$17,788	$1,704	$—	$19,492

(b) Geographic and Customer Information

The final destination of the Company's sales to its external customers are as follows:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
United States	$361,294	$773,967	$696,959	$660,471
Canada	48,249	121,895	109,775	97,247
Europe	176,777	365,219	321,445	301,838
Other foreign countries	40,698	80,535	73,965	68,229

	$627,018	$1,341,616	$1,202,144	$1,127,785

In the five-month period ended December 31, 2002, sales to the Company's four largest customers (including their global subsidiaries) amounted to 43%, 17%, 9% and 7% of total sales (years ended July 31, 2002 — 42%, 18%, 9%, and 7%; 2001 — 40%, 20%, 8% and 8%; 2000 — 38%, 20%, 9% and 8%).

20.  RELATED PARTY TRANSACTIONS

The Company completed transactions with Magna, the Company's controlling shareholder, and other companies under Magna's control during the period as follows:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
Sales (i)	$5,744	$21,702	$15,316	$18,901
Purchases of materials (i)	$1,626	$5,109	$6,960	$5,191
Rental of manufacturing facilities	$535	$1,328	$976	$—
Affiliation fee (ii)	$6,144	$13,416	$12,022	$11,278
Social fee (iii)	$683	$1,922	$1,863	$1,455
Other specific charges (iv)	$600	$2,913	$1,386	$610
Interest	$13	$28	$113	$—
Construction management fees (v[a])	$—	$2,226	$—	$—

The outstanding balances related to these transactions included in the consolidated financial statements at the end of the period are as follows:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Accounts receivable (i)	$1,549	$2,484
Accounts payable and other accrued liabilities (i)	$4,878	$6,560

(i) Sales to and purchases from Magna and other companies under Magna's control and the resulting accounts receivable and payable balances are typically effected on normal commercial terms.

(ii) The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, Magna granting the Company a non-exclusive worldwide licence to use certain Magna trademarks, and Magna providing certain management resources and the collaboration and sharing of best practices such as new management techniques, employee benefits and programs, and marketing and technological initiatives. An extension of this agreement was negotiated with Magna, becoming effective August 1, 2002 for a term of seven years and five months, expiring on December 31, 2009. Under the terms of the negotiated extension, affiliation fees payable to Magna will continue to be calculated as 1% of the Company's consolidated net sales. However, the new agreement will provide for a limited moratorium on the sales from acquired businesses in that there will be no affiliation fee payable on net sales generated from acquired businesses in the fiscal year of the acquisition and only 50% of the normal affiliation fee will be payable on such net sales in the following fiscal year. The full affiliation fee will be payable on net sales from acquired businesses in all the subsequent years.

(iii) Under the terms of a social fee agreement, the Company pays Magna a social fee of 1.5% of pretax profits as a contribution to social and charitable programs coordinated by Magna, on behalf of Magna and its affiliated companies, including the Company. The Company agreed to renew the social fee agreement with Magna, on the same terms, for a period of seven years and five months, expiring December 31, 2009.

(iv) Other specific charges are negotiated annually and are based on the level of benefits or services provided by Magna Services Inc., a wholly-owned subsidiary of Magna, to the Company. The services that are provided include, but are not limited to: information technology (WAN infrastructure and support services), human resources services (including administration of the Employee Equity Participation Plan and Profit Sharing Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services.

(v) Other transactions

  (a) During fiscal 2002, the Company embarked on or completed various real estate projects, including the construction of a new transmission components manufacturing facility, expansions at three other manufacturing facilities and the construction of a new corporate office, which were all sourced through a wholly-owned subsidiary of Magna. In fiscal 2002, total costs approximating $22.3 million were billed by this subsidiary for these projects, of which $20.1 million was billed on a cost recovery basis and $2.2 million was billed as construction management fees (including carrying charges). During the five-month period ended December 31, 2002, a further $0.1 million was billed by this subsidiary for these projects on a cost recovery basis. As fully described in Note 23, subsequent to December 31, 2002, the Company sold certain of these properties, including the applicable land, to Magna in a sale-leaseback transaction.

  (b) Effective August 1, 2002, the Company transferred certain assets and activities of its non-product-related R&D operations to Magna for total proceeds approximating $2.1 million.

  (c) During the five-month period ending December 31, 2002, the Company purchased $0.1 million (year ended July 31, 2002 — $0.9 million) of products and services, sold $0.2 million (year ended July 31, 2002 — $0.3 million) of products and services, and advanced $0.2 million to a company owned by the Vice Chairman and CEO of the Company. The purchase and sales transactions were effected on normal commercial terms. At December 31, 2002, $0.8 million (July 31, 2002 — $0.2 million) was recorded as a net receivable from this company.

  (d) During the five-month period ending December 31, 2002, the Company purchased $nil (year ended July 31, 2002 — $0.1 million) of services from companies affiliated with certain members of the Company's Board of Directors.

  (e) On October 25, 2000, the Company signed a Consulting Services Agreement (CSA) with S & Co. Under the terms of the CSA, S & Co will provide the Company with various consulting services in continental Europe and in other non-North American countries for a period of six years ending October 25, 2006. In consideration for the consulting services to be provided under the CSA, the Board of Directors granted to S & Co, options to purchase 300,000 Class A Subordinate Voting Shares at an exercise price of $26.45 per share (Note 12(b)(i)). The general partner of S & Co is the Chairman of Magna.

  (f) Due to the abandoned merger between the Company and the Magna Steyr Group in December 2001, costs approximating $0.6 million (net of a $2.0 million recovery from Magna pursuant to the merger agreement between the Company and Magna) that had been incurred specifically for the merger transaction were expensed by the Company as part of selling, general and administrative costs in the year ended July 31, 2002.

21.  COMMITMENTS AND CONTINGENCIES

(a) Operating Leases

The Company had commitments under operating leases requiring future minimum annual rental payments for the years ending December 31 as follows:

(Canadian dollars in thousands)
2003	$7,822
2004	5,726
2005	4,468
2006	3,607
2007	3,007
Thereafter	15,005

$39,635

Approximately 13% (July 31, 2002 — 18%) of these lease commitments represent the Company's share of commitments of its proportionately consolidated jointly-controlled entities. Approximately 54% (July 31, 2002 — 32%) of the lease commitments are with related parties.

For the five-month period ended December 31, 2002, payments under operating leases amounted to approximately $3.9 million (years ended July 31, 2002 — $8.0 million; 2001 — $6.3 million; 2000 — $5.8 million).

[b] Purchase Commitments

The Company has commitments to purchase capital assets of approximately $39.6 million as at December 31, 2002 (July 31, 2002 — $32.9 million).

In addition, as described in Note 14(a)(ii), in May 2002, the Company entered into a three-year contract to purchase specified levels of hydroelectricity supply during expected peak and non-peak time periods at specified fixed prices. The total commitment remaining under this contract at December 31, 2002 is approximately $5.6 million (July 31, 2002 — $6.5 million).

[c] Corporate Constitution

The Company's Corporate Constitution requires that a portion of the Company's profits be distributed or used for certain purposes, including, but not limited to the following:

  •
  allocation or distribution of 10% of pre-tax profits to employees and/or the Tesma Employee Equity Participation and Profit Sharing Program (including the Tesma International Inc. (Canadian) Deferred Profit Sharing Plan and the Tesma International of America, Inc. U.S. Employees' Deferred Profit Sharing Plan forming part thereof);

  •
  allocation of a minimum of 7% of pre-tax profits to R&D; and

  •
  payment of dividends to shareholders based on a formula of after-tax profits.

(d) General

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a materially adverse effect on the consolidated financial position of the Company.

22.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP which conform in all material respects with U.S. GAAP except for the following:

(a) Income Taxes

Prior to August 1, 2000, the income tax provision under Canadian GAAP was based on the deferral method and adjustments were not made for changes in income tax rates. Under U.S. GAAP, the income tax provision was calculated using the liability method and adjustments were made for enacted changes in income tax rates.

(b) Derivative Instruments and Hedging

The Company uses foreign-exchange forward contracts to manage foreign-exchange risk from its underlying customer contracts. As detailed in Note 14, the Company uses foreign-exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar and euro inflows and outflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including July 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective August 1, 2000, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB Statement Nos.137 and 138 (collectively the Statement), which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. The Statement requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. The Statement establishes certain criteria to be met in order to designate a derivative instrument as a hedge and deem a hedge as effective.

The Company is currently working towards implementing a new treasury management system that complies with the new documentation requirements for hedge accounting under the Statement. For the five-month period ended December 31, 2002, the Company's derivative portfolio is not eligible for hedge accounting, despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of the Company's projected cash flows in the significant foreign currencies in which it transacts.

Accordingly, the Company has recorded a loss of $1.1 million for the five-month period ended December 31, 2002 in its reconciliation of net income under U.S. GAAP. In the year ended July 31, 2001, the Company recorded a cumulative gain of $2.5 million as a component of comprehensive income upon adoption of the Statement of which $1.6 million has now been realized through U.S. GAAP net income.

The Company has reviewed its other commercial contracts outstanding as at December 31, 2002 in relation to the Statement and has concluded that there are no freestanding derivatives having a significant impact on the consolidated financial statements. In addition, the Company has determined that there are no other embedded derivative instruments outstanding.

(c) Deferred Preproduction Costs

Under U.S. GAAP, the Company would have expensed all preproduction costs as incurred.

(d) Joint Ventures

The Company has certain interests in jointly-controlled entities, which have been proportionately consolidated in the Company's consolidated financial statements. Under U.S. GAAP, the Company would account for its interests in its jointly-controlled entities using the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly-controlled entities.

(e) Gains and Losses on Translation of Long-Term Debt

Under U.S. GAAP, gains and losses arising on the translation of foreign-currency-denominated long-term debt, at exchange rates prevailing on the balance sheet date, are included in income. Effective August 1, 2002, the Company retroactively adopted new CICA rules for Foreign Currency Translation under Canadian GAAP as described in Note 1(c). As a result, the treatment under Canadian GAAP now conforms to U.S. GAAP, thus eliminating any impact to net income for all the periods presented.

(f) Accounting for Stock Options

The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), as permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Under APB 25, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense. Under the new rules of CICA 3870, prospectively adopted by the Company for Canadian GAAP purposes as described in Note 1(p), the same treatment is now applicable for Canadian GAAP effective August 1, 2002. Prior to this date, for Canadian GAAP purposes, the payment was considered to be a capital transaction and recorded in retained earnings.

The new rules under CICA 3870 are substantially harmonized with the existing U.S. GAAP rules contained in APB 25 and FAS 123; however, in accordance with the transitional provisions, the new rules can be applied on a prospective basis to awards granted on or after the date of adoption. As such, the amount of compensation expense for proforma disclosures under U.S. GAAP will differ from that calculated for Canadian GAAP until all options granted prior to August 1, 2002 have fully vested and all related compensation expense has been recorded for U.S. GAAP purposes.

(g) Recognition of Translation Gains and Losses on Reduction of Net Investment in Foreign Subsidiaries

Under U.S. GAAP FASB Statement No. 52 (FAS 52), the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to realize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company's net investment in a foreign subsidiary which includes the payment of dividends.

(h) Statements of Income

The following table presents net income and earnings per share information following U.S. GAAP:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands, except per share and share figures)
Net income attributable to Class A Subordinate Voting Shares and Class B shares under Canadian GAAP	$32,632	$84,105	$88,411	$84,917
Adjustments
Change in fair value of derivative instruments	(1,111)	2,437	2,366	—
Amortization of deferred preproduction costs	369	882	873	860
Stock-based compensation (expense) recovery on stock options issued for consulting services	124	(377)	(391)	—
Translation (gains) losses realized on the reduction of the net investment inforeign subsidiaries	460	(185)	3,372	—
Compensation expense on repurchase of stock options	—	—	(417)	(3,223)
Income tax provision adjustment under the liability method	—	—	—	1,644

Net income attributable to Class A Subordinate Voting Shares and Class B Shares under U.S. GAAP	$32,474	$86,862	$94,214	$84,198

Earnings per Class A Subordinate Voting Share or Class B Share under U.S. GAAP
Basic	$1.01	$2.95	$3.22	$2.93
Diluted	$1.00	$2.91	$3.19	$2.87

Weighted average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the year (in thousands)
Basic	32,300	29,454	29,214	28,766
Diluted	32,513	29,829	29,558	29,322

(i) Comprehensive Income

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands)
Net income attributable to Class A Subordinate Voting Shares and Class B shares under U.S. GAAP	$32,474	$86,862	$94,214	$84,198
Adjustments
Unrealized foreign exchange gains(losses) on translation of self-sustaining foreign operations	941	20,638	(4,025)	(7,829)
Adjustment for derivative instruments matured in the period, included in the cumulative adjustment at July 31, 2001	(295)	(1,266)	—	—
Cumulative adjustment to derivative instruments	—	—	2,530	—
Comprehensive income attributable to Class A Subordinate Voting Shares and Class B Shares under U.S. GAAP	$33,120	$106,234	$92,719	$76,369

(j) Balance Sheet Items

The following table presents items in the consolidated balance sheets that would have been significantly affected had the consolidated financial statements been prepared under U.S. GAAP:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Prepaid expenses and other	$19,985	$21,440
Long-term future tax liabilities	$29,938	$40,860

The following table presents shareholders' equity under U.S. GAAP:

	December 31 2002	July 31 2002
	(Canadian dollars in thousands)
Class A Subordinate Voting Shares	$287,013	$286,613
Class B Shares	2,583	2,583
Retained earnings	346,224	324,017
Accumulated other comprehensive income	10,741	10,095

	$646,561	$623,308

(k) Stock-Based Compensation

As described in Note 22(f), the new rules adopted for Canadian GAAP are applicable for awards granted on or after the date of adoption. As such, for U.S. GAAP, the proforma disclosure calculations will differ, as they include fair value calculations on all options granted under the plan and in accordance with the applicable vesting provisions therein.

As fully described in Note 12(b), despite the limitations in its effectiveness as a reliable single model for determining the fair value of the Company's stock options, the Company uses the Black Scholes option pricing model for estimating the fair value of stock options at the date of grant. The estimated fair value of options granted in the five-month period ending December 31, 2002 and in the other comparative periods presented was determined using the following weighted average assumptions:

		Years ended July 31
	Five-month period ended December 31 2002
		2002	2001
Risk-free interest rate	4.5%	5.7%	5.9%
Expected dividend yield	2.0%	2.4%	2.4%
Expected volatility	24%	32%	31%
Expected life of options (years)	5	5	5

(i) The Company did not grant any additional stock options during its fiscal year ended July 31, 2002.

Accordingly, for purposes of proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share would have been as follows:

	Five-month period ended December 31 2002	Years ended July 31
		2002	2001	2000
	(Canadian dollars in thousands, except per share figures)
Proforma net income attributable to Class A Subordinate Voting Shares and Class B Shares under U.S. GAAP	$31,870	$85,631	$92,910	$85,584
Proforma earnings per Class A Subordinate Voting Share or Class B Share
Basic	$0.99	$2.91	$3.18	$2.98
Diluted	$0.98	$2.87	$3.14	$2.92

(l) Recently Issued Pronouncements

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards and guidelines

In December 2001, the CICA issued Accounting Guideline ACG-13, "Hedging Relationships" (ACG-13). ACG-13 establishes certain conditions that must exist at the inception of a hedge in order to apply hedge accounting under Canadian GAAP and are consistent with the criteria that currently are required in order to apply hedge accounting under U.S. GAAP. The implementation of a new guideline was delayed and is now applicable to fiscal years beginning on or after July 1, 2003. The Company is currently working towards implementing a new treasury management system that complies with the new documentation requirements for hedge accounting and does not expect the implementation of the guideline to have any impact on the Company's consolidated financial statements.

In July 2002, the Emerging Issues Committee (EIC) of the CICA issued EIC-130 which establishes the method to be used for comparative financial statements presented when there is a change in reporting currency of the reporting entity. Under EIC-130, when there is a change in reporting currency, the financial statements of prior periods presented for comparative purposes should be translated as if the reporting currency used in the current period had been used for at least all periods presented. This treatment is consistent with the rules governing a change in reporting currency under U.S. GAAP. The Company will be utilizing this method in its adoption of the U.S. dollar as its reporting currency effective January 1, 2003.

In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" (CICA 3475). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003. The Company is currently reviewing CICA 3475. The impact, if any, of this pronouncement on the Company's consolidated financial statements has not been determined.

U.S. GAAP standards

During the fiscal 2002 stub period, FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Although the Company is currently reviewing FAS 146, the impact, if any, of this pronouncement on its consolidated financial statements has not been determined.

23.  SUBSEQUENT EVENT

Sale-Leaseback Transaction with Magna

On January 31, 2003, Tesma completed a sale-leaseback transaction with MI Developments Inc. (MID), a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma corporate campus, which includes the Tesma corporate office and the lead manufacturing facilities in each of the Company's Engine and Transmission Technologies groups. This transaction was approved by the Company's Board of Directors, upon recommendation by a special committee of independent directors established to review the transaction.

Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $36.0 million) were sold to MID for cash proceeds approximating their fair value of $38.2 million. The gain of $2.2 million resulting on the sale will be deferred and amortized on a straight-line basis over the term of the leases.

As part of the transaction, Tesma entered into agreements to lease the properties back from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and to make lease payments of approximately $3.5 million per year. In addition, under the terms of the transaction, all construction management fees (including carrying charges) billed in fiscal 2002 by MID to the Company on account of this project were refunded.

24.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS INCORPORATED UNDER THE LAWS OF ONTARIO
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS